Exhibit 99.6

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 40-F of Extendicare Inc. (the “Company”) for the year ended December 31, 2003 (the “Report”) each of the undersigned officers of the Company certify solely for purposes of complying with 18 U.S.C. § 1350, that:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Mel Rhinelander

Mel Rhinelander
President and Chief Executive Officer
May 14, 2004

/s/ Mark W. Durishan

Mark W. Durishan
Vice President, Finance and Chief Financial Officer
May 14, 2004

A signed original of this written statement required by Section 906 has been provided to Extendicare Inc. and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.